Filed by New Beginnings Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: New Beginnings Acquisition Corp.

Commission File No. 333-256137

Date: June 14, 2021

Airspan

Pure 5G Wireless

Investor Presentation

June 2021

Today's agenda and participants

Agenda

Topic	Presenter	Time
Section I – Company Overview	Eric Stonestrom (President and CEO)	15 min
Section II – Industry / Marketing	Henrik Smith-Petersen (Chief Sales & Marketing Officer) / Abel Mayal (SVP – Technology & Marketing)	20 min
Section III – Products	Eli Leizerovitz (Head of Products) / Aon Mujtaba (SVP – Engineering)	20 min
Section IV – Technology Building Blocks	Uzi Shalev (COO)	15 min
Section V – Go-to-Market	Henrik Smith-Petersen / Amit Ancikovsky (President – Broadband Solutions)	15 min
Section VI – Financial Overview / Transaction	David Brant (SVP & CFO)	20 min
Section VII - Summary	Eric Stonestrom	5 min
General Q&A	All	30 min

Today's Presenters



Eric Stonestrom
President & CEO



David Brant
SVP & CFO



Uzi Shalev
COO



Henrik Smith-Petersen
Chief Sales & Marketing Officer



Eli Leizerovitz
Head of Products



Amit Ancikovsky
President – Broadband Solutions



Abel Mayal
SVP – Technology & Marketing



Aon Mujtaba
SVP – Engineering

Disclaimers

About this Presentation

This investor presentation (this "Presentation") has been prepared for use by New Beginnings Acquisition Corp. ("New Beginnings") and Airspan Networks Inc. ("Airspan" or the "Company") in connection with their proposed business combination (the "Business Combination"). This Presentation is for informational purposes only and may not be reproduced or redistributed, in whole or in part, without the prior written consent of New Beginnings and Airspan. The information contained herein does not purport to be all-inclusive and none of New Beginnings, the Company or any of their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation.

This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of New Beginnings, the Company, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, to the extent you deem necessary.

Forward Looking Statements

Certain statements in this Presentation may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements generally relate to future events or New Beginnings' or the Company's future financial or operating performance. For example, projections of future EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of New Beginnings' securities; (ii) the risk that the transaction may not be completed by New Beginnings' Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by New Beginnings; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of New Beginnings and Airspan, the satisfaction of the minimum trust account amount following redemptions by New Beginnings' public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the impact of COVID-19 on Airspan's business and/or the ability of the parties to complete the proposed transaction; (vii) the effect of the announcement or pendency of the transaction on Airspan's business relationships, performance, and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Airspan; (ix) the outcome of any legal proceedings that may be instituted against Airspan or New Beginnings related to the business combination agreement or the proposed transaction; (x) the ability to maintain the listing of New Beginnings' securities on the NYSE American stock exchange (the "NYSE American"); (xi) the price of New Beginnings' and the post-combination company's securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Airspan operates, variations in performance across competitors, changes in laws and regulations affecting Airspan's business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Airspan operates; (xiv) the risk that Airspan and its current and future collaborators are unable to successfully develop and commercialize Airspan's products or services, or experience significant delays in doing so; (xv) the risk that the post-combination company may not achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xviii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the rollout and utilization of 5G technology will not provide the expected benefits; (xx) the risk that Airspan is unable to secure or protect its intellectual property; and (xxi) the risk that the post-combination company's securities will not be approved for listing on the NYSE American or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of New Beginnings' Quarterly Reports on Form 10-Q, the registration statement on Form S-1 and the proxy statements / prospectus discussed below and other documents filed by New Beginnings from time to time with the U.S. Securities and Exchange Commission ("SEC"). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by New Beginnings and its management, and the Company and its management, as the case may be, are inherently uncertain. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither New Beginnings nor the Company undertakes any duty to update these forward-looking statements.

Disclaimers

Non-GAAP Financial Measures

This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles ("GAAP") including, but not limited to, EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to any footnotes where presented in this Presentation, as well as to the table on the final page, for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP.

This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding.

Use of Projections

This Presentation contains financial forecasts with respect to the Company's projected financial results, including Revenue, Gross Profit, Net Income and EBITDA, for the Company's fiscal years 2020 through 2023. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections constitute forward-looking information, are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Industry and Market Data

In this Presentation, New Beginnings and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither New Beginnings nor the Company has independently verified the accuracy or completeness of any such third-party information.

Disclaimers

Airspan

Additional Information

This presentation does not contain all the information that should be considered concerning the proposed Business Combination between Airspan and New Beginnings and related transactions (the "Proposed Transaction") and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. In connection with the Proposed Transaction, New Beginnings has filed a registration statement on Form S-4 (the "Form S-4") with the SEC, which includes a preliminary proxy statement / prospectus / consent solicitation statement with respect to certain matters upon which New Beginnings' and Airspan's stockholders will be asked to vote. New Beginnings' and Airspan's stockholders and other interested persons are advised to read, the preliminary proxy statement / prospectus / consent solicitation statement and, when available, the amendments thereto and the proxy statement / prospectus / consent solicitation statement and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Airspan, New Beginnings and the Proposed Transaction. When available, the definitive proxy statement / prospectus/ consent solicitation statement and other relevant materials for the Proposed Transaction will be mailed to stockholders of New Beginnings and Airspan as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement / prospectus / consent solicitation statement, the definitive proxy statement / prospectus / consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: New Beginnings Acquisition Corp., 800 1st Street, Unit 1, Miami Beach, FL 33139, USA.

Participants in the Solicitation

New Beginnings, Airspan and their respective directors and executive officers may be deemed participants in the solicitation of proxies from New Beginnings' stockholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in New Beginnings is contained in the preliminary proxy statement / prospectus / consent solicitation statement contained in the Form S-4. Additional information regarding the interests of such participants, which may, in some cases, be different than those of New Beginnings' and Airspan's equity holders generally, is also set forth in the preliminary proxy statement / prospectus / consent solicitation statement contained in the Form S-4, and will also be included in the definitive proxy statement / prospectus / consent solicitation statement for the Proposed Transaction when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of New Beginnings in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement / prospectus for the proposed Business Combination when available.

Confidentiality

This Presentation contains confidential information regarding the Company and New Beginnings. Your acceptance of this Presentation constitutes your agreement to (i) keep confidential all of the information contained in this Presentation, as well as any information derived by you from the information contained in this Presentation (collectively, the "Confidential Information") and not disclose any such Confidential Information to any other person, (ii) not use any of the Confidential Information for any purpose other than to evaluate the purchase of New Beginnings' and the post-combination company's securities, (iii) not copy this Presentation without the prior consent of the Company and of New Beginnings, and (iv) promptly return this document and any copes hereof at the request of New Beginnings and/or the Company.



Section I – Company Overview

Section II – Industry / Marketing

Section III – Products

Section IV – Technology Building Blocks

Section V – Go-to-Market

Section VI – Financial Overview / Transaction

Section VII – Summary

General Q&A

Airspan at a glance

Company overview

- Multi-award-winning 4G & 5G network densification solution provider
- End-to-end Radio Access Network (RAN/O-RAN) virtualization, base stations, backhaul, and network optimization solutions
- Innovation leadership with 150 patents granted and 94 patents pending
- Founded in 1992, with 769 employees worldwide as of 12/31/2020
- Headquartered in Boca Raton, FL with additional offices in Santa Clara, London, Tel Aviv, Mumbai, Bangalore, Tokyo, Bogota, and Istanbul
- Well-known current shareholders and thought leaders as investors:

OAK INVESTMENT PARTNERS · SoftBank · Jio · NEA · Qualcomm · Foxconn

Airspan by the numbers

$254mm 2021E revenue growing 47%	**35%** Revenue CAGR 2020A – 2023E
1,000+ Customers globally in over 100 countries	**1+ million** Base stations shipped
25+ years Proven technology	**769 employees**

Global Tier-1 customer base

Jio · Rakuten · SoftBank · TURKCELL · Gt · smartfren · gogo

Select awards and recognition

First in Radio Access for **5 Generations**

- Excellence in commercial deployment
- Excellence in residential deployment
- Best mobile technology breakthrough
- Wireless network innovation product o the year
- Use case innovation
- Fixed wireless broadband solution of the year

Source: Airspan management estimates
Note: E: Estimated financial results

Airspan offers a cutting-edge comprehensive platform to create leading connectivity solutions

Airspan

Example Service Providers

SoftBank

Rakuten

Jio

Centralized, intuitive management software

Airspan Connectivity Platform

Network Management Software

Embedded Access Edge Software

- Beamforming
- Multi-user MIMO
- Link adoption
- Network slicing
- AI / ML driven policies
- Scheduled data transmission
- Mobility management
- Radio Resource Mgmt. & Self Organized Network

Connectivity Products

- 5G
- Indoor
- Outdoor
- Backhaul
- PTP / PTMP

Applications

8K Ultra HD

True end-to-end virtualized intelligent Open RAN

Open Architecture

O-RAN

3G

TELECOM INFRA PROJECT

- Virtualization
- Network Intelligence
- End to End RAN

Key growth drivers

Driving growth along four dimensions

- Expanding network deployments in existing customer base
- Accelerating customer acquisition (domestic and international)
- Supply existing 5G uses cases (e.g. private network)
- Deepen channel sales and expanded strategic partnerships

Widespread 5G deployments

5G disruptor positioned for long-term and sustainable growth

Airspan

- Multiple generations of **software-defined radio** experience focused on 5G
- Secular industry tailwinds with 5G buildout expected to drive the **largest capex cycle in decades and supplemented with expected significant government accelerators**
- **U.S. headquartered** 5G integrated network infrastructure alternative to international OEMs
- **Award-winning** radio access technology with an innovative O-RAN compatible architecture
- **Powerful plug-and-play** functionality key to rapid network densification
- Tier-1 and global customer base of 1,000+ companies with **1+ million base stations shipped**
- Strong growth profile with **$254mm estimated revenue** in 2021 representing **47% estimated revenue growth**; ~50% gross margins
- **Experienced management team** with 20+ years working together

Experienced and proven management team

Airspan



Eric Stonestrom
President & CEO
Prior experience
DSC Communications
AT&T Bell Laboratories



David Brant
SVP & CFO
Prior experience
DSC Communications



Uzi Shalev
COO
Prior experience
RADVISION an Avaya company



Henrik Smith-Petersen
Chief S&M Officer
Prior experience
DSC Communications
AT&T



Eli Leizerovitz
Head of Products
Prior experience
Qualcomm
DesignArt Networks
NICE
Provigent



Amit Ancikovsky
President – Broadband Solutions
Prior experience
CERAGON
Gilat



Abel Mayal
SVP – Technology & Marketing
Prior experience
NOKIA
ERICSSON
ALTIOSTAR
HUAWEI



Aon Mujtaba
SVP – Engineering
Prior experience
Apple
AT&T Bell Laboratories



Three large and rapidly growing markets all driven by 5G

Wireless / Carrier Cable Networks

2021 TAM: **$20.8bn**[2]
2020-2024 CAGR: **24%**[2]

FWA[1]: Households and Enterprise

2021 TAM: **$1.1bn**[3]
2020-2024 CAGR: **72%**[3]

Private Networks

2021 TAM: **$1.4bn**[4]
2020-2024 CAGR: **45%**[4]

Sources: [1] Fixed wireless access; [2] Gartner "Forecast Analysis: Communications Service Provider Operational Technology, Worldwide" (December 2020); [3] Magna Intelligence "Global 5G Fixed Wireless Access Market Databank" (January 2021); [4] IDC "Worldwide Private LTE/5G Infrastructure Forecast 2020-2024" (December 2020)

5G networks have become national priorities

- 5G networks expected to drive significant innovation
- Secure 5G networks expected to be central to transportation, power, and communications infrastructure

Autonomous Vehicles

IOT

Power & Utilities

Robotics

Content Consumption / Distribution

Rural Broadband

- As a leading North American, integrated 5G Access Network provider, Airspan expects to benefit from:

Government initiative	Amount ($bn)
Rural Digital Opportunity Fund ("RDOF")	$9.2bn
Rip and Replace bill	$1.9bn
CARES Act 2	$0.6bn
NTIA Tribal Broadband Connectivity Grants	$1.0bn
NTIA Broadband Infrastructure Program	$0.3bn
NTIA Connecting Minority Communities Pilot Program	$0.3bn
U.S. Innovation and Competition Act	$1.6bn
Total	**$14.9bn**

- Additionally, Airspan is working to benefit from 5G stimulus packages being put in place around the world

5G is driving network transformation

Airspan

4G / Legacy		5G / Today
Centralized network and macro cell control	→	Distributed, AI driven, self organizing and access edge centric
Proprietary, closed architectures	→	Open architectures: Integrated multi-vendor; O-RAN compliant
Hardware-centric	→	Software-centric; leveraging virtualization and cloud
Large, consolidated Service Providers	→	Many new Service Providers and Application Specific Networks

Key takeaways

5G is happening, and fast

Legacy vendors are relying on **dated solutions** not optimized for 5G

Densification requires **advanced, self-learning software** and provisioning experience

Airspan is already a leading platform for 5G densification

Competitive positioning – 5G

End-to-End vRAN Solution	Airspan
Legacy Networks	NOKIA, HUAWEI, SAMSUNG, ERICSSON
Software Vendors	ALTIOSTAR, MAVENIR, Parallel Wireless
Hardware Vendors	mobile, SERCOMM, KMW



Scalability
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Openness
Company Size
TCO
Innovation

Disruptive, leading edge, growing rapidly

Source: Airspan internal estimates

Competitive positioning – Fixed Wireless Access (FWA)

Airspan

Airspan

UBIQUITI NETWORKS

RADWIN

Cambium Networks


Scalability
5.0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Company Size
Innovation
TCO
Carrier Grade

Strong position, growing rapidly

Source: Airspan internal estimates

Case Study: Rakuten

45,000+ Airspan 5G & 4G Base Stations Under Deployment

Bringing comprehensive 5G and 4G solutions to the world's first fully virtualized cloud-native mobile network

"Airspan have been a vital partner, they have played a critical role. In delivering our open RAN platform thanks for all their hard work determination and support to our mission and journey."

Tareq Amin
CTO at Rakuten Mobile, Inc. & Group EVP, CAO at Rakuten, Inc.

Rakuten Mobile





"Just wait until you see the disruption we are going to bring to Japan."

Tareq Amin
CTO at Rakuten Mobile Network



Private networks

Airspan



siticom

5G Industry 4.0



gogo

5G Air-To-Ground



MILLBROOK

5G Transportation



CBRS

Rural, Oil & Gas, Education, Hospitals, Enterprise, Industrial

Why we win

Airspan

- ✓ **U.S. headquartered** 5G disruptor
- ✓ **Software-defined** radio experience
- ✓ **Plug-and-play** functionality

Airspan

- ✓ **End-to-end** offering
- ✓ Tightly **integrated**
- ✓ **1 million cell sites** running Airspan software

Legacy OEM Vendors

NOKIA ERICSSON HUAWEI SAMSUNG

- Inefficient and expensive legacy macro cell-based architectures
- Limited and rudimentary small-cell capabilities required for densified 5G networks
- Lack software required to manage dense, complex infrastructure networks

Niche Players

- Limited / no track record of reliable products
- Lack integrated hardware and software platform
- Not ready for mass scale network deployment



RAN software: cloud native – containerized – virtual

Disrupt the traditional implementation of end-to-end 4G and 5G networks

Open **RAN**GE SW

Open RAN software: 1 million lines of code defined over 18 generations of releases

- Supports splits 2,6 and 7,2 as defined by 3GPP, O-RAN, TIP and Small Cell Forum as well as full gNB
- Software technology to drive Airspan's open architecture

Airspan Control Platform (ACP)

Complete network function controller & manager

- Deliver management and network orchestration applicable to any customer deployment, including Mobile operators, Private networks and Enterprises
- Provides flexibility to span and control single or multiple technologies, provide automated management and control, and integrate into existing customer systems

RAN Intelligent Controller

Class-leading self optimizing network solution

- Advanced algorithm suite specifically designed to address operators' needs when deploying small cells
- Distributed architecture that scales with the network

4G Small Cell Converged Solutions

Airspan

4G Mini Macro Solutions



AirHarmony 4000 Family

4G Strand Solution



AirStrand 2200

4G ORDU Solution



RIU-D

4G Small Cell Outdoor Solutions



AirSpeed Family

4G Small Cell Indoor Solutions



AirVelocity Family



AirDensity 480

GLOMO Global Mobile Awards

FIXED WIRELESS BROADBAND SOLUTION OF THE YEAR



AirUnity Family

Foundation for Massive Network Densification

5G Converged Products


5G
Macro Solutions
OpenRANGE06
Air5G 6700
OpenRANGE06
Air5G 5700
OpenRANGE28
Air5G 7200
5G
Strand Solution
AirStrand 2200
5G
ORDU Solution
OpenRANGE06
ORDU
5G
Small Cell Outdoor Solutions
AirSpeed 2900/ 1900
5G
Small Cell Indoor Solutions
OpenRANGE28
AirVelocity 6200
OpenRANGE06
AirVelocity 2700
AirVelocity 1900
AirStar 1200

Making 5G Networks Work

mimosa overview

Airspan

Diverse Portfolio of PTP and PTMP Products based on 802.11ac/ax (WiFi 5 and WiFi 6E) Technology

Disruptive price/performance with cost effective WiFi Silicon and our Proprietary software stack

Introducing PTP and PTMP products this year based **on 8x8 160 MHz 11ax** technology

Achieving speeds up to **3 Gbps** in a PTP link with 11ax technology



895 MHz of new spectrum in 6 GHz, in addition to existing 580MHz in 5GHz for outdoor use

Large scale adoption by **Tier-1 Service Providers**

Deployment flexibility and interference immunity through **Mimosa engineered antennas**

Multi-Gigabit Backhaul for 5G and Fixed Applications as low as 1/3rd the cost of competing technologies

iBridge Point to Multi-Point Solutions Supporting Densification

- Extended frequency support for 4.9 – 6.4 GHz
- Access Points speeds up to 7 Gbps
- Subscriber speeds up to 1.75 Gbps
- Either integrated antennas or a range of powerful, custom-designed antennas
- Ultra rugged
- Easy installation
- Reliable deployment
- Cloud scalable monitoring and management with High availability




iBridge
PTMP

iBridge A6
WiFi 6E OFDMA 8x8 Sector AP
5.15-6.4 GHz, 7 Gbps (IP)

iBridge A5x
Connectorized 2x PTMP AP
4.9-6.4 GHz, 750 Mbps (IP)

iBridge A5c
Connectorized 4x PTMP AP
4.9-6.2 GHz, 20+ km ; 1 Gbps

iBridge C6x
Modular WiFi 6E PTMP Client
5.15-6.4 GHz, 12+ km ; 1.75 Gbps

iBridge C5x
Modular PTMP Client
4.9-6.4 GHz, 12+ km ; 750 Mbps

iBridge Point-to-Point Portfolio - all frequencies, distances and data rates

HIGH RELIABILITY

- 1.7 Gbps (PHY)
- 1.5 Gbps (IP)
- GPS Sync
- IP 67

COST EFFECTIVE

- 866 Mbps (PHY)
- 750 Mbps (IP)
- Low Power
- IP 65



licensed
B11
unlicensed
B5c
unlicensed
B5x
unlicensed
B24
unlicensed
C5c
unlicensed
C5x
8 dBi
C5x
12 dBi
N5-X12
16 dBi horn
N5-X16
20 dBi dish
N5-X20
25 dBi dish
N5-X25
Short-range
Mid-range
Long-range

Addressing the Broadband Connectivity Challenge

- Complete broadband solutions providing wireline performance at a **fraction of the cost**
- **Advanced** solutions provide **Gbps of capacity** in 5 GHz, 6 GHz, 11 GHz, and 24 GHz



- **Award-winning** products with Cloud and Virtual Hosting Mimosa Management Platform & deployment planning tools
- Modular antennas for **ease of deployment**





R&D teams across the world working together on the same mission, under the same leadership, using the same tools

Airspan



Santa Clara, California


נחלות ברקת
Airspan

Airport City, Israel



Slough, United Kingdom



Boca Raton, Florida



Mumbai, India



Istanbul, Turkey

One leader, one team, one code base, one mission

Our Technology DNA – exceptional performance, disruptive pricing, and speed

Airspan

Innovative, modular library of optimized sub-assemblies covering the majority of the world's licensed and unlicensed frequencies

Over 1 million lines of software defined radio experience in a single code-base

Open standard compliant internal and external interfaces future proofed towards an Open-RAN 5G world

5G-NR Open RAN technology

Airspan

Flexible and modular 5G-NR portfolio, including RU, DU and CU elements (HW and SW)

Mm WAVE

Sub-6 GHz

vRAN

Network MIMO

O-RAN ALLIANCE



Deployment Scenarios

- Indoor / Outdoor
- From Rural to Dense-Urban
- Macro / Small cells / Femtos

Massive MIMO Scalable O-RAN Compliant RUs

- Sub-6GHz (from 16x16 to 64x64)
- mmW (up to 128x128)
- Ruggedized Secured O-RAN Gateway

vRAN SW Portfolio

- HW agnostic Cloud native end-to-end virtual SW package
- Experiential algorithms for self optimized RAN and deployment automation

Service provider densification: learned in 4G, critical in 5G

Airspan


Airspan Deployment
LOW COST MANUFACTURE
OPERATOR DISTRIBUTION CENTER
DAYS
Traditional Deployment
FIBER
MONTHS

- A supply chain that mirrors cell phones:

QUALCOMM FOXCONN

- Third party logistics delivery van model
- Plug & play functionality
- Technology partners that scale
- Volume manufacturing and pricing
- Suitable product dimensions

ESSENTIAL PARADIGM SHIFT: CELL SITE PERFORMANCE AT CELL PHONE ECONOMICS

Drastically different network densification between 4G & 5G

Airspan

Before: Macro model


Coram
Southampton
East Patchogue
Mastic Beach
Sayville

After: Densified



CBRS: a building block of our Access Edge

- Citizens Broadband Radio Service ("CBRS") portfolio leverages multi-award-winning 4G/5G technology to exploit newly available spectrum for service providers, cable MSOs, and private networks that maximize spectral efficiency, disrupt network TCO and reduce deployment time and risk
- Leveraging access edge shared technology with a strong, proven plug-and-play, resulting with a low TCO for private network non- spectrum holders and MSOs

Private networks

- For large enterprises or facilities that require a secure private network
- CBRS offers secure connectivity, high speed data rates and quality of a private network regardless of placement in-building or outdoors


AirSpeed
AirVelocity
CBRS
PRIVATE LTE

MNOs and MSOs

- Rapid deployment and fast auto commissioning via software
- Enable operators to offer private, high capacity and secure networks for multiple segments at zero time to market


AirHarmony
AirSpot
AirSpeed
AirStrand
AirVelocity



Go-to-market routes

Airspan

Existing multi-channel strategy, planning to accelerate and expand go-to-market with growth capital

Direct

- **~40** direct sales and technical pre-sales account managers
- **~140** customer support engineers responsible for installation, system verification and troubleshooting
- Used for complex products / solutions, including 5G and O-RAN
- Typical sales cycles:
  - Tier-1 operators: 6 – 18 months
  - Tier-2 / 3 operators: 4 – 9 months

Channel

- Large and established sales channel with **200**+ resellers and **15**+ distributors in ~**80** countries
- Acquired channel go-to-market as part of the Mimosa acquisition
- Channel sales often used for PTP backhaul and PTMP access solutions
- Sales cycles typically 4 – 9 months

OEM

- Airspan has individual OEM partnerships with leading companies around the world, including:

MITSUI & CO.,LTD. | Hewlett Packard Enterprise | MOTOROLA SOLUTIONS | NEC

- Products are white labeled and partners are responsible for local distribution

Global Distribution Sales



Airspan
Partner
Partner
Partner
End User
End User
End User
End User
End User

A wide sales channel program allows Airspan to
Leverage indirect opportunities for 4G/5G, broadband access networks

15+	200+	1,000+	~80
Distributors	Resellers	Customers	Countries



Broadband Business – Moving Forward

- WiFi 6 new spectrum availability represents significant multi-year growth opportunity
  - Our extended frequency range gives us a first-mover advantage
- Next gen products and industry leading technologies providing the best value to price ratio in the market
- Synergy with our 5G mobile RAN portfolio
- Large untapped growth in carrier / direct larger transactions to augment distribution model
- Internet-of-Things (IoT) – a multiplier factor on TAM



Access only



Access



Backhaul Products



Mimosa Access



Mimosa Backhaul

$3bn of current project funnel addressing a much larger TAM


Carrier
Cable MSO
Enterprise (Small)
Air to Ground / Military
Enterprise (Fortune 500)
FWA
$3.1bn

Type	Comments
Carrier	• Mobile capex with 5G upgrade cycle • New market entrants (Greenfields)
Cable MSO	• Cable MSOs bought CBRS spectrum • Mobility service and Fixed Broadband
Enterprise (Small)	• Convergence of CBRS and WiFi 6
Air to Ground / Military	• Aviation build outs & Defense Dept 5G
Enterprise (Fortune 500)	• Private 5G
FWA	• 23 million underserved homes in US alone – worldwide trend



Financial highlights

Scaled provider with $254mm revenue in 2021E from a **diversified and Tier-1 customer base**

Global 5G buildout expected to contribute to **35%** forward growth[1]

Backlog and program visibility giving confidence to 2021 revenue projections

Gross margins of 49% in 2020, **expected to expand to 50%+** by 2022

2021E Adjusted EBITDA margin of 8% with **high degree of operating leverage**

Source: Airspan management estimates
[1] Estimated CAGR 2020A – 2023E

Scaled revenue with strong growth expectation

Revenue *($mm)*



Airspan diversified customer base
Sprint[1]
CAGR ex-Sprint 2018A–2023E: 68%
CAGR 2020A–2023E: 35%
$211
$166
$173
$254
$338
$423
YoY Growth
(21%)
139%
Excluding Sprint
YoY Growth
4%
122%
Excluding Sprint
YoY Growth
47%
YoY Growth
33%
YoY Growth
25%

	2018A	2019A	2020A	2021E	2022E	2023E
Adj. EBITDA (Non-GAAP)[2]	($26)	($41)	($9)	$21	$62	$106
Adj. EBITDA margin	*(12%)*	*(25%)*	*(5%)*	*8%*	*18%*	*25%*

Source: Airspan management estimates
Note: A: Actual financial results; E: Estimated financial results
[1] Sprint revenue does not include any revenue from T-Mobile. [2] See slide "Appendix: Annual reconciliation of GAAP to non-GAAP" for GAAP to non-GAAP reconciliation

Q1 highlights



Revenue ($mm)
67% YoY Growth
$28
$46
Q1'20
Q1'21

- Revenue of $45.9 million, up 67% from $27.6 million in Q1 2020
- Significant momentum across 5G, Open RAN and FWA in both new and existing customer deployments, including private enterprise
- Master purchase agreement negotiated and signed in April 2021 with a large domestic operator
- Recognized for the fourth consecutive year for excellence and innovation by the Small Cell Forum in a joint award with Qualcomm

$3bn of current project funnel addressing a much larger TAM



Carrier
Cable MSO
Enterprise (Small)
Air to Ground / Military
Enterprise (Fortune 500)
FWA
$3.1bn

Type	Comments
Carrier	• Mobile capex with 5G upgrade cycle • New market entrants (Greenfields)
Cable MSO	• Cable MSOs bought CBRS spectrum • Mobility service and Fixed Broadband
Enterprise (Small)	• Convergence of CBRS and WiFi 6
Air to Ground / Military	• Aviation build outs & Defense Dept 5G
Enterprise (Fortune 500)	• Private 5G
FWA	• 23 million underserved homes in US alone – worldwide trend

Confidence in large, sustainable growth opportunity; funnel with 50%+ forecasted gross margin at expected prices; transaction proceeds to be used to scale customer-facing resources and supply chain

Summary P&L

($mm)

Airspan

	2018A	2019A	2020A	2021E	2022E	2023E	2020-2023E CAGR
Revenue	**211**	**166**	**173**	**254**	**338**	**423**	
% growth	*71%*	*(21%)*	*4%*	*47%*	*33%*	*25%*	*35%*
Gross profit (GAAP)	**67**	**70**	**84**	**125**	**173**	**225**	
% margin	*32%*	*42%*	*49%*	*49%*	*51%*	*53%*	*39%*
R&D (GAAP)	46	60	53	58	61	64	
% of revenue	*22%*	*36%*	*31%*	*23%*	*18%*	*15%*	
S&M (GAAP)	34	37	29	34	37	42	
% of revenue	*16%*	*22%*	*17%*	*13%*	*11%*	*10%*	
G&A (GAAP)	13	16	17	18	19	20	
% of revenue	*6%*	*10%*	*10%*	*7%*	*6%*	*5%*	
Other operating expenses / amort. Of intangibles (GAAP)	3	3	2	2	2	2	
% of revenue	*2%*	*2%*	*1%*	*1%*	*0%*	*0%*	
Total opex (GAAP)	**97**	**116**	**100**	**111**	**119**	**128**	
% of revenue	*46%*	*70%*	*58%*	*44%*	*35%*	*30%*	
Income from operations (GAAP)	**(30)**	**(46)**	**(16)**	**14**	**54**	**98**	
% margin	*(14%)*	*(28%)*	*(9%)*	*5%*	*16%*	*23%*	
Adjusted EBITDA (Non-GAAP)	**(26)**	**(41)**	**(9)**	**21**	**62**	**106**	
% margin	*(12%)*	*(25%)*	*(5%)*	*8%*	*18%*	*25%*	
Net income (GAAP)	**(35)**	**(52)**	**(26)**	**3**	**39**	**70**	
% margin	*(17%)*	*(31%)*	*(15%)*	*1%*	*12%*	*16%*	

Source: Airspan management estimates
Note: A: Actual financial results; E: Estimated financial results; Refer to slide "Appendix: Annual reconciliation of GAAP to non-GAAP" for GAAP to non-GAAP reconciliation

Customer diversification has improved meaningfully

Sales to top 3 customers as a % of revenue


Others
9%
3rd largest
3%
2nd largest
3%
2018
Largest
customer
85%
Others
31%
Largest
customer
36%
2020
3rd largest
9%
2nd largest
24%

>100 customers

>200 customers

2021: Continued diversification of customer base

Transaction summary

Airspan

Overview	▪ New Beginnings Acquisition Corp. (NYSE American: NBA), a publicly-listed special purpose acquisition company, proposes to enter into a business combination with Airspan Networks Inc. through a reverse subsidiary merger ▪ Airspan is a leading 5G radio access network ("RAN") technology provider well positioned to address the 5G market
Capital Structure	▪ $116mm cash held in trust assuming no redemptions ▪ $75mm PIPE is being raised in connection with the proposed transaction ▪ Minimum cash condition of $135mm (including cash in trust following any potential redemptions and PIPE proceeds)
Sponsor Commitments	▪ Forfeiture of 125,000 shares ▪ Sponsor subject to 1 year lock-up[1]
Valuation	▪ Pre- money equity value of $700mm and pro-forma equity value of $896mm
Ownership	▪ ~75% existing Airspan shareholders; ~13% NBA public shareholders; ~8% PIPE investors; ~4% NBA Sponsor
Anticipated Timing	▪ Transaction announcement in March 2021 and closing expected to occur after SEC review process and receipt of approval by stockholders of NBA and Airspan

Source: Airspan management current estimates

[1] Securities held by Sponsor will be locked-up for one year, subject to earlier release if (i) the reported last sale price of New Airspan's common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at the Closing or (ii) if New Airspan consummates a transaction after the Closing which results in all of New Airspan's shareholders having the right to exchange their common stock for cash, securities or other property

Transaction overview

($mm)

Illustrative Sources and Uses

Sources	
Cash in trust	$116
B/S cash	$18
PIPE proceeds	$75
Total	**$209**

Uses	
Management Incentive Plan	$18
Cash to B/S	$166
Transaction costs	$26
Total	**$209**

- $18mm cash to Management Incentive Plan
- $674mm of Airspan equity to roll; aside from MIP payment, all existing investors to roll
- $166mm cash on the balance sheet
- Airspan will use proceeds to primarily fund:
  - Operating expenses incurred to support customer demand
  - Working capital to support increasing production demand

Pro Forma Valuation ($mm, except per share data)

Pro Forma Shares Outstanding (mm)[1]	89.6
Share Price	$10.00
Pro Forma Equity Value at Close	**$896**
Less: Net Cash[2]	($75)
Pro Forma Enterprise Value at Close	**$822**

Pro Forma Ownership at Close[1]


PIPE investors
~8%
NBA public shareholders
~13%
NBA Sponsor
~4%
Existing Airspan shareholders
~75%

Source: Airspan management estimates

[1] Assumes Airspan shareholder equity roll-over equivalent of $656mm for Airspan shareholders and option holders, $18mm of RSUs to MIP participants, PIPE investors own $75mm of common shares, NBA public shareholders own $115mm of common shares, and NBA founders own $33mm of common shares initially. Excludes the effect of warrants, earn-outs, and new option plan. Assumes no redemption by public shareholders in connection with the transaction

[2] Net cash based on $91mm debt as of 12/31/20, $18mm existing cash on balance sheet as of 12/31/20 and $148mm additional cash to balance sheet



Key takeaways – "5G tsunami"

- Multiple generations of **software-defined radio** experience focused on 5G
- Secular industry tailwinds with 5G buildout expected to drive the **largest capex cycle in decades and supplemented with expected significant government accelerators**
- **U.S. headquartered** 5G integrated network infrastructure alternative to international OEMs
- $173mm revenue in 2020 and **35% forward growth**[1]

[1] Estimated CAGR 2020A – 2023E



Appendix: Annual reconciliation of GAAP to non-GAAP

Airspan

$mm	2018A	2019A	2020A	2021E	2022E	2023E
Net Income (GAAP)	**(35)**	**(52)**	**(26)**	**3**	**39**	**70**
% margin	*(17%)*	*(31%)*	*(15%)*	*1%*	*12%*	*16%*
Adjusted for:						
Interest expense	3	6	6	10	10	10
Income tax expense (benefit)	(0)	0	(1)	1	4	17
Depreciation and amortization	3	4	5	4	5	5
EBITDA (Non-GAAP)	**(29)**	**(41)**	**(15)**	**18**	**59**	**103**
Share-based compensation expense	1	2	3	3	3	3
Warrant fair value change	2	(2)	3	-	-	-
Adjusted EBITDA (Non-GAAP)	**(26)**	**(41)**	**(9)**	**21**	**62**	**106**
% margin	*(12%)*	*(25%)*	*(5%)*	*8%*	*18%*	*25%*

Source: Airspan management estimates
Note: A: Actual financial results; E: Estimated financial results